IEX SERVICES LLC

(A Wholly-Owned Subsidiary of IEX Group, Inc.)

SEC ID Number – 8-69280

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

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Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

IEX Services LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Table of Contents



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of IEX Services LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of IEX Services LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 26, 2021

We have served as the Company's auditor since 2014.


IEX Services LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Statement of Financial Condition
December 31, 2020


Assets

Cash and cash equivalents	$	12,072,268
Receivables from clearing firm		1,526,685
Due from affiliate		3,026,484
Prepaid expenses		41,340
TOTAL ASSETS	$	16,666,777

Liabilities and Member's Equity

Liabilities:

Payable to parent	$	392,515
Accrued expenses and other liabilities		3,713,429
TOTAL LIABILITIES		4,105,944

Member's equity:

Member's equity		12,560,833
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	16,666,777


See notes to the Statement of Financial Condition


IEX Services LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Notes to Statement of Financial Condition
December 31, 2020

1. Organization and Nature of Business

IEX Services LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware limited liability company and a wholly-owned subsidiary of IEX Group, Inc. ("Parent"). During the year, the Company operated exclusively as the routing facility for its affiliate, Investors' Exchange LLC ("Exchange"), which is a registered national stock exchange. The Company acts as an introducing broker and clears all transactions on a fully disclosed basis with a clearing broker.

2. Significant Accounting Policies

Basis of Presentation

The Statement of Financial Condition includes all accounts of the Company and is prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ materially from those estimates.

Income Taxes

The Company is included in the income tax returns filed by the Parent, which files as a C-corporation.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, or an exit price. The amounts presented for financial assets and liabilities on the Statement of Financial Condition are carried at fair value or at amounts that, because of their short-term nature, the Company believes approximate current fair value.

The fair value of the Company's financial instruments is measured based on a three-level hierarchy:

- Level 1 — quoted prices for identical assets or liabilities in active markets.

- Level 2 — observable inputs, other than quoted prices included in Level 1, for the asset or liability, or prices for similar assets and liabilities.

- Level 3 — unobservable inputs supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

All financial assets and liabilities are considered Level 2 under the fair value hierarchy, except for cash and cash equivalents which are considered Level 1.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, *Measurement of Credit Losses on Financial Instruments*. The guidance provides for estimating credit losses on certain types of financial instruments by introducing an approach based on expected losses. For public companies, the ASU is effective for fiscal years beginning after December 15, 2019. The Company adopted this ASU on January 1, 2020 with no material impact on the Company's Statement of Financial Condition.

In August 2018, the FASB issued ASU No. 2018-13, *Disclosure Framework−Changes to the Disclosure Requirements for Fair Value Measurement*. The objective of this guidance is to improve the effectiveness of disclosure requirements on fair value measurement by eliminating certain disclosure requirements for fair value measurements for all entities, requiring public entities to disclose certain new information and modifying some disclosure requirements. The ASU is effective for all entities for fiscal years beginning after December 15, 2019. The Company does not anticipate the adoption of this ASU to have a material impact on the Company's Statement of Financial Condition.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740) "Simplifying the Accounting for Income Taxes." The guidance simplifies the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments strive to achieve consistent application of Topic 740 by clarifying and amending existing guidance. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2020. Early adoption is permitted.

The Company early adopted ASU No. 2019-12 for the year ended December 31, 2020 in order to simplify the Company's accounting for income taxes. The Company is a single member limited liability company that is included in the income tax returns filed by the Parent and is not subject to income tax on a stand-alone basis. Therefore, as a result of the adoption of ASU No. 2019-12, the Company has not included deferred tax assets and liabilities in the Statement of Financial Condition. The net deferred tax asset previously reflected on the Company's Statement of Financial Condition of $162,000 has been derecognized as a cumulative-effect adjustment and will be recognized by the Parent, as no tax sharing payment will be made to the Company in accordance with the Tri-Party Expense Sharing Agreement ("Tri-Party ESA"). The Tri-Party ESA, which was entered into on August 19, 2016, is an agreement between the Company, Parent and Exchange to allocate the shared expenses incurred amongst the parties (See Note 5).

3. Concentration of Credit Risk

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments (such as short-term money market instruments) with original maturities of less than three months. The Company maintains cash and cash equivalent balances at a financial institution. Accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 in the aggregate for each bank. At December 31, 2020, the Company had deposits at a financial institution in excess of FDIC limits of approximately $11.8 million.

Cash equivalents of approximately $10.1 million consist of money market funds.

Credit Risk

The Exchange is considered the sole customer of the Company, as the Company operates exclusively as the routing facility of the Exchange.

4. Receivable from Clearing Firm

As of December 31, 2020, the Company had an amount receivable from its clearing firm, BofA Securities, Inc., consisting of a $1,500,000 security deposit plus interest, accumulated at the interest rate as defined in the clearing agreement.

5. Related Party Transactions

Software License and Expense Sharing Agreement

Under the Tri-Party ESA, the Company will reimburse the Parent for all expenses related to the operation and maintenance of the Smart Order Router, including without limitation, personnel expenses, licensing and registration fees, all costs of revenues, all assessments imposed by regulators, banking fees, legal fees, taxes, rent for independent commercial space leases, all expenses to outside vendors, infrastructure and data center maintenance and software support and maintenance expenses (collectively, "SOR Expenses"). At December 31, 2030, amounts Payable to parent relating to the Tri-Party ESA were approximately $393,000, payable within 30 days.

As part of the Tri-Party ESA, the Company agreed to be reimbursed on a monthly basis for SOR expenses incurred on behalf of the Exchange. At December 31, 2020, amounts Due from affiliate relating to the Tri-Party ESA were approximately $3.0 million, receivable within 30 days. Included in the amount Due from affiliate is a monthly Software License Fee as specified by the Tri-Party ESA.

Capital Distributions and Contributions

During 2020, the Company did not make any capital distributions to the Parent.

6. Share-Based Compensation

The Parent maintains the 2012 Equity Incentive Plan (the "Plan"), which was approved by the Parent's Board of Directors on June 27, 2012 and the Parent's Stockholders on June 29, 2012. The plan permits the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards and other stock awards to employees, directors and consultants. The Parent issues shares from authorized but unissued or reacquired Common Stock. The fair value of Restricted Stock Units ("RSUs") and options is based on the most recent valuation completed by the Parent on the date of grant.

7. Net Capital

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital at the greater of 6 2/3% of aggregate indebtedness or minimum net capital of $5,000 at December 31, 2020.

At December 31, 2020, the Company had net capital of approximately $9,292,000, which exceeded the minimum requirement of approximately $274,000 by $ 9,018,000. The Company's ratio of aggregate indebtedness to net capital was 0.44 to 1.

8. Commitments, Contingencies and Guarantees

In the normal course of business, the Company may be subject to various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a broker-dealer. The Company may also be involved, from time to time, in other reviews, investigations, and proceedings (formal and informal) by governmental and self-regulatory agencies regarding the Company's business. Where available information indicates that it is probable a liability had been incurred at the date of financial statements and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to income. Management believes that the resolution of any unknown matter will not result in any materially adverse effect on the Company's financial position.

9. Subsequent Events

The Company has evaluated subsequent events through the date the Statement of Financial Condition was available to be issued and have determined that there are no subsequent events requiring disclosures or adjustments to the Statement of Financial Condition.